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THE EVOLUTION OF A GLOBAL RETAIL CHAMPION

GAZIT-GLOBE


ARKÁDY
PANKRÁC
ESPRIT

Gazit-Globe - Conference Call Presentation

Year-End 2015 Financial Results

March 31, 2016

Disclaimer

GAZIT-GLOBE

This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

GAZIT-GLOBE



Rachel Lavine
CEO



Adi Jemini
CFO

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Financial Results for 2015

GAZIT-GLOBE

	Year Ended December 31		
(in NIS million except per share data)	2015	2014	Change %
Property rental income	6,150	4,913	25%
NOI	4,184	3,329	26%
NOI margin	68.0%	67.8%	-
FFO	627	598	4.8%
FFO per share (NIS)	3.51	3.39	3.5%
The number of shares used in calculating the diluted FFO per share (mm)	178.6	176.5	1.2%
Cash flow from operating activities	1,514	1,026	-
Fair value gain on investment property	711	1,053	-
Net income attributable to equity holders of the company	620	73	-
Diluted net income per share attributable to equity holders of the Company (NIS)	3.45	0.39	-

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Financial Results for Q4 2015

GAZIT-GLOBE

(in NIS million except per share data)	3 months ended December 31 2015	2014	Change %
Property rental income	1,562	1,259	24%
NOI	1,047	840	25%
NOI margin	67.0%	66.7%	-
FFO	146	135	8.1%
FFO per share (NIS)	0.82	0.76	7.9%
The number of shares used in calculating the diluted FFO per share (mm)	178.6	178.2	0.2%
Cash flow from operating activities	344	304	-
Fair value gain on investment property	231	699	-
Net income (loss) attributable to equity holders of the company	206	(217)	-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)	1.14	(1.25)	-

Operational Results – 2015

GAZIT-GLOBE

Rental Income



NIS millions
Based on 2014 FX rates, 2015 rental income increased by 31%
31%
25%
4,913
6,150
2014
2015

NOI



NIS millions
Based on 2014 FX rates, 2015 NOI increased by 31%
31%
26%
3,329
4,184
2014
2015

FFO



NIS millions
Based on 2014 FX rates, FFO increased by 17%
17%
4.8%
598
627
2014
2015

FFO Per Share



NIS
Based on 2014 FX rates, FFO per share increased by 15%
15%
3.5%
3.39
3.51
2014
2015

Operational Parameters

GAZIT-GLOBE

2015 Same Property NOI Growth (*)

Regional Breakdown


3.8%
4.1%
1.1%
(10.6%)
0.50%
USA
Canada
North Europe
CEE

Total


2.40%
-0.5%
Total
Ex-Russia

Resilient Assets with Stable Occupancy

Regional Breakdown


94.9%
96.0%
96.0%
94.8%
96.3%
96.8%
97.1%
96.9%
USA
Canada
North Europe
CEE
Q4/2014
Q4/2015


95.9%
95.8%
Total

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(*) Excluding foreign exchange fluctuation.

Fair Value of Investment Property

	Change in fair value (pre-tax, Consolidated)	
	Year ended December 31	
(NIS million)	2015	2014
	1,082	712
	125	137
	(407)	101
	(110)	(17)
	20	120
	711	**1,053**
ATRIUM	**-**	**(803)**

Balance Sheet Highlights

GAZIT-GLOBE

	As of December 31	
(in NIS million except per share data)	2015	2014
Total Assets	84,236	69,984
Investment Properties & Development	74,019	59,334
Interest Bearing Debt, Net	41,961	35,042
Total Equity	30,995	25,870
Shareholder's Equity	7,512	8,023
Shareholder's Equity Per Share	38.4	45.0
EPRA NAV per share	52.9	60.2
Net Debt to Total Assets	51.3%	51.0%
Average nominal interest rate for the period	4.3%	4.8%

Currencies Effect

GAZIT-GLOBE

Change in Shareholder's Equity During 2015



10,000
9,000
8,000
7,000
6,000
5,000
4,000
8,023
627
586
11
1,207
328
200
7,512
Shareholder's Equity - Dec 31, 2014
FFO for 2015
Equity Issues
Other (Net)
Currency Effect (Net)
Distributed Dividend
Loss in Dori Group
Shareholder's Equity - Dec 31, 2015

2014 → 2015 currencies against NIS

	Average	Year-End
USD (↑)	8.6%	0.3%
CAD (↓)	(5.9%)	(16.2%)
EUR (↓)	(9.1%)	(10.1%)
BRL (↓)	(23.0%)	(32.6%)

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Liquidity and Financial Strength

GAZIT-GLOBE

Liquidity

NIS Billions


10.4
7.4
3.0
consolidated Subsidiaries
at the company and its private subsidiaries
December 31, 2015

Leverage


51.0%
51.3%
December 31, 2014
December 31, 2015

Access to Capital Markets – 2015

NIS Billions


Equity
2.9
Bonds
5.6

Unencumbered Pool of Assets

NIS Billions


53.6
60.5
81.7% of investment property
December 31, 2014
December 31, 2015

Dividend and Buyback

GAZIT-GLOBE


2.00
1.50
1.00
0.50
0.00
1.84
1.51
0.46
0.46
0.46
0.46
0.35
0.35
0.35
0.46
2015
2016 E

Dividend:

- The Company declared a quarterly cash dividend of NIS 0.46 per share and updated its dividend policy for 2016.
- For each of the next three quarters of 2016 the company will distribute a quarterly cash dividend of NIS 0.35 per share

Buy-back plan subject to market condition:

- Bonds - up to NIS 250 million
- Shares – up to NIS 100 million

Well Staggered Debt Maturity Schedule (1)

GAZIT-GLOBE

Debt Breakdown



Financial Institutions
18%
Total Debt
NIS15.5bn
82%
Debentures

- Weighted average debt maturity: 5.4 years
- Average interest rate: 4.9%

Debenture Maturity Schedule

NIS Millions



977
781
1,390
1,523
1,189
1,000
902
1,066
1,218
496
2,102
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 and After

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(1) As of 31 December 2015. Comprises financial liabilities at the Gazit-Globe parent level and its private subsidiaries.

GAZIT-GLOBE



GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE

ARKADY PANKRAC
Prague, Czech Republic